Filed Pursuant to Rule 424(b)(5)
Registration No. 333-280391
PROSPECTUS SUPPLEMENT
(To Prospectus Supplements dated August 28, 2024 and December 17, 2024 and Prospectus dated June 21, 2024)

TRINITY BIOTECH PLC Up to $2,306,000 American Depositary Shares Representing A Ordinary Shares
This prospectus supplement amends and supplements the information in the prospectus supplements dated August 28, 2024 and December 17, 2024 and the accompanying prospectus dated June 21, 2024 (together, the “ATM Prospectus”), relating to the offer and sale from time to time of American Depositary Shares (“ADSs”) representing our A Ordinary Shares, par value $0.0109 per share (“A Ordinary Shares”) (each ADS represents 20 A Ordinary Shares), pursuant to an At the Market Offering Agreement (the “Sales Agreement”), we entered into with Craig-Hallum Capital Group LLC (“Craig-Hallum”) on July 12, 2024.   This prospectus supplement should be read in conjunction with the ATM Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the ATM Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the ATM Prospectus, and any future amendments or supplements thereto. Since our entry into the Sales Agreement, we have offered and sold 4,284,822 ADSs for gross proceeds of $8,678,836 pursuant to the Sales Agreement.

We are filing this prospectus supplement to supplement the ATM Prospectus to increase the aggregate offering amount we intend to sell pursuant to the Sales Agreement, and to update certain sections of the ATM Prospectus. As of the date of this prospectus supplement, we are increasing the aggregate offering amount of ADS that we are offering pursuant to the Sales Agreement, such that we are offering up to an additional $2,306,000 of our ADSs for sale under the Sales Agreement, not including the ADSs previously sold pursuant to the Sales Agreement. This prospectus supplement amends and/or supplements only those sections of the ATM Prospectus as listed in this Prospectus Supplement; all other sections of the ATM Prospectus remain as is.

Our ADSs are listed for trading on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “TRIB.” On December 26, 2024, the closing price of an ADS on Nasdaq was $0.81.

Based on the closing sale price of $2.20 of our ADSs on Nasdaq on October 28, 2024 and approximately 14,979,939 non-affiliate outstanding ADSs, the aggregate market value of our public float, calculated according to General Instruction I.B.5 of Form F-3, is approximately $32,955,865. Under the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, we may not sell our securities in a primary offering with a value exceeding one-third of our public float in any 12-month period (unless our public float rises to $75.0 million or more). We have sold approximately $8,678,836 of securities pursuant to General Instruction I.B.5 of Form F-3 during the prior 12-calendar-month period that ends on and includes the date of this prospectus supplement. As such, this prospectus supplement relates to the offer and sale of no more than $2,306,000 of ADSs.

Our business and an investment in our ADSs involve significant risks. These risks are described under the caption “Risk Factors” beginning on page S-2 of this prospectus supplement and under similar headings in the documents incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Craig-Hallum

The date of this prospectus supplement is December 27, 2024

RECENT DEVELOPMENTS

On December 23, 2024, we amended and restated the Credit Agreement and Guaranty Agreement governing our term loan facility with Perceptive Credit Holdings III, LP (“Perceptive”) to, among other things, provide for an additional $5.5 million of liquidity through a combination of additional term loan borrowing and payment-in-kind interest and a deferred consideration payment of $5.0 million related to the acquisition of the biosensor assets of Waveform Technologies has been extended to November 2025.  In connection with that credit agreement amendment, we amended the exercise price of the warrants previously issued to Perceptive and issued warrants to purchase an additional 1.5 million ADSs to Perceptive and its affiliates, all with an exercise price of $0.80 per ADS. The foregoing description of the credit agreement does not purport to be complete and is qualified in its entirety by reference to the transaction documents included in a Form 6-K filed with the Commission and incorporated by reference into the registration statement of which this prospectus forms a part.

RISK FACTORS

Investing in our securities involves significant risks. Please see the risk factors under the heading “Risk Factors” in our most recent Annual Report on Form 20-F on file with the Commission, as revised or supplemented by our reports subsequently filed after the date hereof with the Commission and incorporated by reference in this prospectus supplement. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus supplement. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities. The discussion of risks includes or refers to forward-looking statements; you should read the explanation of the qualifications and limitations on such forward-looking statements discussed elsewhere in this prospectus supplement.

Risks Related to Ownership of the ADSs

We have incurred substantial debt, which could impair our flexibility and access to capital and adversely affect our financial position.

As of December 31, 2023, we had total indebtedness with a carrying value of approximately US$68.0 million, consisting of a senior secured term loan (“Term Loan”) from Perceptive, a convertible note, a derivative liability related to warrants issued to Perceptive, lease liabilities and a residual amount owing for an exchangeable note which was almost completely retired in 2022. The Term Loan, which is repayable in January 2026, had a nominal outstanding amount of US$41.7 million on December 31, 2023. In January 2024, we entered into a second amended and restated senior secured term loan credit agreement which allowed for an immediate US$22.0 million increase to our outstanding Term Loan, bringing the nominal outstanding amount to US$63.7 million. That amendment also provided for a further US$6.5 million facility that was drawn down in April 2024.  On December 23, 2024, we entered into the third amended and restated credit agreement, which, among other things, allowed for an immediate US$2.0 million increase to our outstanding Term Loan and provided for certain interest payments to be paid-in-kind, bringing the nominal outstanding amount, including accrued interest, to US$75.5 million, as of December 26, 2024. In addition, a deferred consideration payment of $5.0 million related to the acquisition of the biosensor assets of Waveform Technologies has been extended to November 2025.

The convertible note, which was issued to MiCo and has a nominal outstanding amount of US$20.0 million, mandatorily converts into ADSs if the volume weighted average price of the Company’s ADSs is at or above US$16.20 for any five consecutive trading days. The convertible note shall become immediately repayable at par together with any accrued interest, if the Company or any of its material subsidiaries ceases or threatens to cease carrying on its business or a part of its business which is material to the Group, however, subject to the terms of an Investor Subordination Agreement between Perceptive and MiCo, MiCo shall not, without the prior written consent of Perceptive, take any enforcement action with respect to the convertible note. Such enforcement actions include, inter alia, any MiCo action to enforce payment of or to collect the whole or any part of the convertible note.

As a result of the debt we have incurred, we may need to raise capital in one or more debt or equity offerings to fund our operations and obligations. There can be no assurance, however, that we will be successful in raising the necessary capital or that any such offering will be available to us on terms acceptable to us, or at all. If we are unable to raise additional capital that may be needed on terms in sufficient amounts or on terms acceptable to us, it could have a material adverse effect on our company and we may have to significantly delay, scale back or discontinue our deliveries under our outstanding customer purchase orders or the development or commercialization of one or more of our products or one or more of our other research and development initiatives, sell assets and/or cease trading.

Our debt may:

•	require us to use a substantial portion of our cash flow from operations to make debt service payments;
•	limit our ability to use our cash flow or obtain additional financing for working capital, capital expenditures, acquisitions or other general business purposes;
•	limit our flexibility to plan for, or react to, changes in our business and industry;
•	result in dilution to our existing shareholders in the event we issue equity to fund our debt obligations;
•	place us at a competitive disadvantage compared to our less leveraged competitors; and
•	increase our vulnerability to the impact of adverse economic and industry conditions.

To the extent we are unable to repay our debt as it becomes due with cash on hand or from other sources, we will need to refinance our debt, sell assets or repay the debt with the proceeds from equity offerings in order to continue in business. Additional indebtedness or equity financing may not be available to us in the future for the refinancing or repayment of existing debt, or if available, such additional debt or equity financing may not be available on a timely basis, or on terms acceptable to us and within the limitations specified in our then existing debt instruments. In addition, in the event we decide to sell additional assets, we can provide no assurance as to the timing of any asset sales or the proceeds that could be realized by us from any such asset sale. Our ability to obtain additional funding may determine our ability to continue as a going concern.

The failure to comply with the terms of the Credit Agreement could result in a default under its terms and, if uncured, could result in action against our pledged assets and dilution of our stockholders.

The Term Loan is secured by substantially all of our property and assets, including our equity interests in our subsidiaries. The Credit Agreement governing the Term Loan contains financial covenants requiring that we (a) maintain aggregate unrestricted cash after April 1, 2025 of not less than US$3,000,000 at all times, which must be held in one or more accounts subject to the security interests of the lenders under the Credit Agreement, and (b) achieve specified minimum total revenue requirements for the twelve months preceding each quarter end. In addition, the Credit Agreement contains covenants that restrict our ability to finance future operations or capital needs or to engage in other business activities.

The Credit Agreement restricts the ability of our company and the restricted subsidiaries to, among other things:

•	incur, assume or guarantee additional indebtedness; or
•	repurchase capital stock;
•	make other restricted payments, including paying dividends and making investments;
•	create liens;
•	sell or otherwise dispose of assets, including capital stock of subsidiaries;
•	enter into agreements that restrict dividends from subsidiaries;
•	acquire another company or business or enter into mergers or consolidations;
•	enter into certain inbound and outbound licenses of intellectual property, subject to certain exceptions; and
•	enter into transactions with affiliates.

A breach of the minimum total revenue covenant or any other covenant in the Credit Agreement would result in a default under the Credit Agreement. Upon an event of default under the Credit Agreement, the lender could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. In such an event, there can be no assurance that we would have sufficient liquidity to fund payment of the amounts that would be due under the Credit Agreement or that, if such liquidity were not available, we would be successful in raising additional capital on acceptable terms, or at all, or in completing any other endeavor to continue to be financially viable and continue as a going concern. If we were unable to pay such amounts due under the Credit Agreement, the lenders could proceed against the collateral securing the loan. Our inability to raise additional capital on acceptable terms in the near future, whether for purposes of funding payments required under the Credit Agreement or providing additional liquidity needed for our operations, could have a material adverse effect on our business, prospects, results of operations, liquidity and financial condition.

Risks Related to the Offering

We will have broad discretion in the use of proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

We intend to use the net proceeds of this offering for general corporate purposes, including working capital. Our management will have significant flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for us. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, prospects, financial condition, operating results and cash flow.

You will experience immediate and substantial dilution in the net tangible book value per share of the ADSs you purchase.

The public offering price per ADS will be substantially higher than the net tangible book value per share of our ADSs outstanding immediately following the completion of this offering. Therefore, if you purchase our ADSs in this offering at an assumed public offering price of $2.50 per ADS, you will experience immediate dilution of $7.79 per ADS ($0.39 per A Ordinary Share), the difference between the price you pay per ADS and our net tangible book value per ADS as of June 30, 2024, after giving effect to the issuance of the securities in this offering.

In addition, if we issue additional equity securities, employee stock grants vest, or there are any exercises of future stock options, you will experience additional dilution. If our board of directors elects to issue additional restricted stock, stock options and/or other equity-based awards under our equity incentive plans, our stockholders and investors in this offering may experience additional dilution, which could cause the market price of our ADSs to fall.

The actual number of ADSs we will issue under the Sales Agreement, at any one time or in total, is uncertain.

Subject to certain limitations in the Sales Agreement and compliance with applicable law, we have the discretion to deliver instructions to Craig-Hallum to sell our ADSs at any time throughout the term of the Sales Agreement. The number of ADSs that are sold through Craig-Hallum after our instruction will fluctuate based on a number of factors, including the market price of our ADSs during the sales period, the limits we set with Craig-Hallum in any instruction to sell shares, and the demand for our ADSs during the sales period. Because the price per ADS sold will fluctuate during this offering, it is not currently possible to predict the number of ADSs that will be sold or the gross proceeds to be raised in connection with those sales.

The sale or availability for sale of a substantial number of our ADSs could adversely affect the market price of the ADSs.

Sales of a substantial number of our ADSs in the public market, or the perception or indication that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future or cause the trading price of our ADSs to decline. We are unable to predict what effect, if any, market sales of securities in this offering or by our significant shareholders, directors or officers will have on the market price of our ADSs.

The ADS offered in this offering may be sold in “at the market” offerings, and investors who buy ADSs at different times will likely pay different prices.

Investors who purchase ADSs under this prospectus supplement and the accompanying prospectus at different times will likely pay different prices, and so may experience different outcomes in their investment results. We will have discretion, subject to market demand, to vary the timing, prices, and numbers of ADSs sold, and there is no minimum or maximum sales price. Investors may experience declines in the value of their ADSs as a result of ADS sales made at prices lower than the prices they paid.

The issuance of securities in this and future offerings may trigger anti-dilution provisions in our outstanding warrants and affect the interests of our stockholders.

Our outstanding warrants contain anti-dilution provisions that may be triggered by this offering or future offerings depending on the offering price of the ADSs in this offering and any other equity issuances, and the exercise price or formula of warrants. These adjustments could reduce the proceeds received by the Company pursuant to a cash exercise of outstanding warrants, dilute the interests of our stockholders and affect the trading price for the ADSs.